Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 6, 2011

BAYTEX ANNOUNCES 2012 OPERATING PLANS AND DIVIDEND INCREASE

CALGARY, ALBERTA (December 6, 2011) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that its Board of Directors has approved a 2012 capital budget of $400 million for exploration and development (E&D) activities, as compared to $355 million in 2011. This budget is designed to generate an average production rate of 54,000 to 55,000 boe/d in 2012, as compared to our current guidance range of 50,000 to 50,500 boe/d in 2011.

We view 2011 as the year in which we completed our shift from a predominantly income-focused model as a trust to a growth-and-income model in our new corporate era. Our 2012 capital program reflects the continuation and advancement of the growth-and-income model.  Based on the mid-point of the production guidance ranges for 2011 and 2012, our 2012 plan reflects an organic production growth rate of 8% based on oil-equivalent production, and 11% for oil production. Our 2012 production mix is forecast to be approximately 69% heavy oil, 16% light oil and natural gas liquids and 15% natural gas, based on a 6:1 natural gas-to-oil equivalency.

2012 Operating Plans

Approximately 60% of our 2012 capital budget will be invested in our heavy oil operations, with the majority being directed to cold primary horizontal well development at Seal in the Peace River Oil Sands. This budget also includes funding to begin drilling and facility construction on a second module of commercial thermal development at Seal. The second thermal module is planned as a 15-well cyclic steam stimulation (CSS) project with development expected to commence in the fourth quarter of 2012 and be competed in the first quarter of 2013. Our capital budget for the Lloydminster area is directed primarily at cold drilling, with horizontal wells comprising the majority of drilling capital.  Funding is included for an expansion of our Kerrobert steam facility, which will allow for additional steam-assisted gravity drainage (SAGD) drilling in 2013. The balance of our capital program will be directed primarily towards light oil development, with the two largest projects being the Bakken/Three Forks in North Dakota and the Viking in southeast Alberta.

Dividend Increase

Baytex is also pleased to announce that its Board of Directors has approved a monthly dividend of $0.22 per share, an increase of 10% from the current monthly dividend of $0.20 per share.  This increase will be effective for the dividend to be paid in respect of December 2011 operations, which will be payable on January 17, 2012 to shareholders of record on December 30, 2011.

The dividend increase is attributable to the strength of our underlying business and the current oil price environment. Based on our expected production levels for 2012, the current commodity price strip and assuming a participation rate of 25% under our Dividend Reinvestment Plan ("DRIP"), a monthly dividend of $0.22 per share would represent a payout ratio of approximately 34% (46% before DRIP). Under these assumptions, we expect to generate sufficient funds from operations (FFO) in 2012 to more than fully fund our E&D capital program and cash dividends.

We are pleased to note that, with the dividend to be paid in respect of November 2011 operations, we will have made cash dividends/distributions of approximately $1.3 billion since trust inception in September 2003.

DRIP Issue Discount

Pursuant to our DRIP, Baytex has the discretion to issue common shares from treasury or to acquire common shares in the market at prevailing market prices.  Commencing with the dividend to be declared on or about December 15, 2011, any common shares issued from treasury under the DRIP will be issued

Baytex Energy Corp.
Press Release
December 6, 2011

at a 3% discount to the Average Market Price (as defined in our DRIP) until such time as Baytex elects otherwise.  Previously, common shares were issued from treasury at a 5% discount.

Closing of Dodsland Sale

As previously announced, subsequent to the end of the third quarter, we entered into a definitive agreement to sell approximately 13,200 net hectares of leasehold and approximately 60 bbls/day of light oil production in the Dodsland area of southwest Saskatchewan for $36 million. This sale closed on November 24, 2011. Proceeds from the sale were used to reduce bank indebtedness.

Long Range Plan

In conjunction with the preparation of the 2012 capital budget, we have updated our long range plan which models our existing wells and development projects for 2012 to 2017.  The long range plan reflects our best projection of future activity and production levels based on presently-identified project inventory.  Information regarding the long range plan, including projected production and funds from operations growth rates, effective cash income tax rates and annual production volumes, is included in an updated corporate presentation which is available on our website.  The long range plan is not a replacement for the annual capital and operating budget which is presented to the Board of Directors for approval and forms the basis for our annual production and E&D capital program guidance.

Baytex’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

Advisory Regarding Oil and Gas Information and Non-GAAP Financial Measures

Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to barrels of oil equivalent ("BOEs"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this press release we refer to funds from operations, which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP").  We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items.  We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.  However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income.  Please refer to our most recent management's discussion and analysis of financial condition and results of operations for a reconciliation of funds from operations to cash flow from operating activities.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to:  our exploration and development capital expenditures for 2011 and 2012; our average production rate for 2011 and 2012; our business strategies, plans and objectives; our production growth rate for 2012; our production mix for 2012; the allocation of our exploration and development capital expenditures for 2012; development plans for our properties; our heavy oil resource play at Seal, including the timing of completing a 15-well commercial thermal module; the outlook for oil and

Baytex Energy Corp.
Press Release
December 6, 2011

natural gas prices; our Kerrobert steam-assisted gravity drainage project, including the expansion of the steam plant and the timing of drilling additional wells; our payout ratio for 2012; our ability to fund our E&D capital program and cash dividends on our common shares from funds from operations in 2012; our liquidity and financial capacity; and our long range plan, including projected production and funds from operations growth rates, effective cash income tax rates and annual production volumes for 2012 to 2017.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.  Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate.  The level of future cash dividends will depend on the amount of funds from operations generated by our operations and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals and on the planned timelines; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2010, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer Derek Aylesworth, Chief Financial Officer Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3100 Telephone: (587) 952-3120 Telephone: (587) 952-3237
Toll Free Number: 1-800-524-5521 Website: www.baytex.ab.ca